=============================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.   20549

                                   FORM 11-K


               [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
              THE SECURITIES EXCHANGE ACT OF 1934  [FEE REQUIRED]



     For the Fiscal Year                                   Commission
    Ended August 31, 1993                             File Number 33-38176
    ---------------------                             --------------------




                         AMCAST INDUSTRIAL CORPORATION
                         401 (k)  SALARY DEFERRAL PLAN
                                (Name of Plan)
                         -----------------------------




                         AMCAST INDUSTRIAL CORPORATION
                         7887 Washington Village Drive
                              Dayton, Ohio  45459
                                 (513) 291-7000


    (Name of Issuer of Securities held pursuant to Plan and address of its principal executive office.)

=============================================================================

                              REQUIRED INFORMATION
                              --------------------

             The Amcast Industrial Corporation 401(k) Salary Deferral Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.


             ITEM 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 28.1 to this
Report:

             (a) Statement of Net Assets available for Plan Benefits - August 31, 1993 and August 30, 1992;

             (b) Statement of Changes in Net Assets available for Plan Benefits - years ended August 31, 1993, and
                     August 30, 1992;

             (c)     Notes to Financial Statements; and

             (d)     Report of Independent Auditors.

             The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 33-38176) pertaining to the Plan is being filed as Exhibit
24.1 to this Report.



                                   SIGNATURES
                                   ----------

             THE PLAN.   Pursuant to the requirements of the Securities
Exchange Act of 1934, the Pension Committee of Amcast Industrial Corporation which administers the Amcast Industrial Corporation 401(k) Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        AMCAST INDUSTRIAL CORPORATION
                                        401(k) SALARY DEFERRAL PLAN


                                        By:  /s/ J. H. Shuey
                                            -------------------------------
                                            John H. Shuey
                                            Authorized Committee Member
                                            Dated:  February 28, 1994

                               INDEX TO EXHIBITS
                               -----------------

             The following Exhibits are being filed with or incorporated by reference in this Annual Report on Form 11-K:



Exhibit
- - -------

  (24)       CONSENT OF EXPERTS AND COUNSEL:

             24.1  Consent of Ernst & Young

  (28)       ADDITIONAL EXHIBITS

             28.1  Annual Financial Statements of
             Amcast Industrial Corporation 401(k)
             Salary Deferral Plan at August 31, 1993
             and August 30, 1992 and for the two
             years ended August 31, 1993




                      _________________________________